Mail Stop 3561

December 2, 2005

Michael B. Moneymaker
Executive Vice President, Chief Financial
  Officer, Treasurer and Secretary
NTELOS Holdings Corp.
401 Spring Lane, Suite 300
P.O. Box 1990
Waynesboro, Virginia 22980

> **Re: NTELOS Holdings Corp.**
> **Amendment No. 1 to Form S-1**
> **Filed November 14, 2005**
> **File No. 333-128849**

Dear Mr. Moneymaker:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Prospectus Summary, page 1

1.   We note your response to our prior comment seven; however, we continue to believe that, where you present consolidated operating revenues, such as in the first paragraph on page one, you should also disclose your consolidated net income (loss) for the same period.

2.   Please refer to our prior comment number five. In addition to revisions already made, please ascertain that all applicable references have been revised in the filing. We note references to the use of valuation experts on pages 80 and F-46.

The Offering, page 4

3.   We note that holders of your Class B common stock are entitled to payment of a
        $30 million distribution preference. Please tell us how this dividend policy will
        affect your pro forma EPS under FAS 128.

Risk Factors, page 9

General

4.   Include an additional risk factor describing possible conflicts of interest that may
        stem from management's and the CVC Entities' and Quadrangle Entities' joint
        decision to have NTELOS issue debt on October 17, 2005, to issue common stock
        in this initial public offering, and to use proceeds from both to pay themselves
        pre-IPO dividends totaling $125 million in addition to $30 million in proceeds
        from any exercise of the underwriters' over-allotment option. In the alternative,
        advise why no risk factor is appropriate. In addition, highlight in the summary
        and use of proceeds sections how most of the proceeds from the initial public
        offering will directly and indirectly benefit management and the controlling
        shareholders rather than be used to advance the company's business or pay down
        existing debt.

Unaudited Pro Forma Condensed Consolidated Statements, page 33

5.   We understand that you will have a stock split prior to the closing of the initial
        public offering. Please present pro forma EPS reflecting the stock split here and
        on the face of your historical consolidated statements of operations. Also, provide
        a discussion of this split, including the pro forma effects of the split, in the
        management's discussion and analysis.

Notes to Unaudited Pro Forma Condensed Consolidated Statements, page 36

6.   Please refer to adjustment (b). Tell us in more detail why you are accruing
        interest for the recapitalization adjustment and removing a portion of the interest
        for the pro forma adjustment.

7.   Please refer to adjustment (d). Since the advisory agreements will be terminated, tell us why it is appropriate to reflect this nonrecurring charge as a recapitalization adjustment.

8.   Please refer to adjustment (e). Tell us in more detail why the reversal effectively increased your tax provision.

Management's Discussion and Analysis, page 44

Liquidity and Capital Resources, page 72

9.   We note your response to our prior comment 28 and your statement on page 73 that "[n]oncompliance with any one or more of the debt covenants may have an adverse effect on [y]our financial condition or liquidity…." Please expand your discussion of the possible adverse effect. In addition, convey here the extent to which your debt covenants restrict your ability to undertake additional debt or equity financing. If the covenants limit, or are reasonably likely to limit, your ability to undertake financing to a material extent, please expand your discussion of the covenants in question and the consequences of the limitation to your financial condition and operating performance.

10.   We note your response to our prior comment 29. Since a significant portion of your debt is due in the period beyond 12 months, please clarify whether management believes you will have sufficient cash and other financial resources to fund operations and meet your debt and other obligations beyond the next 12 months.

Principal Stockholders, page 119

11.   Please briefly disclose the voting and conversion rights of the Class B common stock.

Certain Relationships and Related Transactions, page 120

12.   We note your revisions in response to our prior comment 35. Please also disclose here whether you believe the terms of the agreements were comparable to terms you could obtain from independent third parties.

Stock Subscription Agreements, page 121

13.   Please disclose the amount that you distributed to each officer, director and 5% shareholder of NTELOS in connection with the $125 million dividend you paid on the Class L common stock. In addition, for each person, disclose the amount

of the $30 million distribution preference the person will receive on the Class B common stock.

Underwriting, page 135

14.   We note your response to our prior comment 40 that any additional members to the underwriting syndicate "may engage in the electronic offer and/or sale of shares." Please confirm that, if you become aware of such member's plan, you promptly will update your response to the comment.

15.   In your response to prior comment 40, you indicate that the underwriters have a master agreement with Yahoo!NetRoadshow and, in that agreement, Yahoo!NetRoadshow has agreed to conduct Internet road shows in accordance with the Net Roadshow, Inc., no-action letter (July 30, 1997) and subsequent no-action letters received from the SEC in connection with virtual roadshows. We remind you that, effective December 1, 2005, the electronic road show no-action letters for registered public offerings will be rescinded and the use of electronic road shows will only be subject to the conditions of Rule 433, to the extent applicable. See Section III.D.3.b.iii.(D).(2) of Securities Act Release No. 33-8591. Please confirm your understanding in your next response letter.

NTELOS Holdings Corp. Financial Statements

Consolidated Statements of Operations, page F-5

16.   Please refer to our prior comment number 42. Notwithstanding your response, please present EPS under FAS 128. Accordingly, revise pages 7, 33, 34 and F-10.

Note 3. Investment in NTELOS Inc., page F-10

17.   Please disclose the loss per share.

Note 14. Stock Plans, page F-27
Note 12. Stock Plans, page F-96

Please refer to our prior comment number 46. After review of your responses, we have the following comments.

18.   Please describe the methodology used to determine the pre-split IPO prices per share and filing equity values. It is unclear to us why the pre-split IPO prices per share are significantly higher than your pre-split estimated fair value of $7.65. Please provide a detailed discussion of each significant factor contributing to the

difference between your pre-split estimated fair value and the pre-split IPO prices per share. Also, confirm to us that your valuation was contemporaneous.

19.   Please provide the applicable disclosures recommended in paragraphs 179-182 of the AICPA Audit and Accounting Practice Aid Series, "*Valuation of Privately-Held-Company Equity Securities Issued as Compensation*."

20.   Please tell us if there were additional issuances of common shares or stock options since September 15, 2005. If so, tell us the nature of the issuances and the issuance or exercise price.

21.   Please refer to our prior comment number 47.   We understand that this comment is under consideration. We may have further comments after we review your response.

NTELOS Inc. and Subsidiaries Financial Statements

Consolidated Balance Sheets, pages F-31 and F-32
Consolidated Statement of Operations, page F-33

22.   Please refer to prior comment number 48. We understand that the "Successor Company" financial statements will be deleted.

23.   Please refer to our prior comment number 49. Notwithstanding your response, please present EPS under FAS 128.

Item 15. Recent Sales of Unregistered Securities, page II-3

24.   Please include the disclosure required by Item 701 of Regulation S-K for sales of all unregistered securities, including debt securities, such as your October 17, 2005 sale of floating rate notes.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Nicole Holden, Staff Accountant, at 202-551-3374, or Dean Suehiro, Senior Staff Accountant, at 202-551-3384, if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Staff Attorney, at 202-551-3359, or Kathleen Krebs, Special Counsel, at 202-551-3350, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: David Carter/Hunton & Williams
     (via facsimile: 404-888-4190)